[K&L GATES LLP LETTERHEAD]

K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA  02111
Tel.:  (617) 261-3246
Fax.:  (617) 261-3175

November 9, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Eaton Vance Senior Floating-Rate Trust (the “Trust”)
Registration Statement on Form N-2 (333-172870; 811-21411)

Ladies and Gentlemen:

On behalf of the above-captioned registered, closed-end investment company, and in accordance with the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), electronically transmitted herewith is Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering by the Trust of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act.

The Trust and Eaton Vance Distributors, Inc., the underwriter for the Common Shares, also hereby submit to the Staff of the Commission a request for the acceleration of effectiveness of the Registration Statement to November 14, 2012.

The Registration Statement was amended as stated in our correspondence filing made on September 28, 2012 in response to the Staff’s comments.  We received no additional comments from the Staff.  We request that the Staff review the Registration Statement as promptly as possible and contact us at its earliest possible convenience if it has any further comments.

The registration fee for purposes of this filing of $7,811 has been wired through the FEDWIRE system to the Securities and Exchange Commission’s (“SEC”) account.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,

/s/  Clair E. Pagnano
Clair E. Pagnano